SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

On June 25, 2007, Ituran Location and Control Ltd. issued a press release announcing the approval of the Israeli Commissioner for Trade Practice for the acquisition of Mapa Group. The approval stipulates certain conditions for its issuance.

A copy of this press release is annexed hereto as Exhibit 99.1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

Date: June 25, 2007

EXHIBIT INDEX

Exhibit	Item

99.1	Press Release, dated June 25, 2007, announcing the approval of the Israeli Commissioner for Trade Practice for the acquisition of Mapa Group.The approval stipulates certain conditions for its issuance.